*FOIA Confidential Treatment Request* Confidential Treatment Requested by NovoCure Limited in connection with its Registration Statement on Form S-1 filed on August 31, 2015

September 11, 2015 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C 20549	Julie M. Allen, Esq. Member of the Firm d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

Attn:	Amanda Ravitz
Tom Jones
Gary Newberry

Re:	NovoCure Limited
Registration Statement on Form S-1
Filed August 31, 2015
File No. 333-206681

Ladies and Gentlemen:

On behalf of NovoCure Limited (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-206681), originally confidentially submitted with the Commission on June 24, 2015, resubmitted to the Commission on August 10, 2015 and subsequently filed by the Company with the Commission on August 31, 2015 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company advises the Staff that the Company preliminarily estimates a price range (after giving effect to an estimated [***]-to-1 stock split to be effective prior to commencement of the roadshow for the IPO, and the assumed conversion of the Company’s preferred shares into ordinary shares at the closing of the IPO) of approximately $[***] to $[***] per share (the “Price Range”) for its initial public offering (the “IPO”). The Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on September 11,

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

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U.S. Securities and Exchange Commission

September 11, 2015

2015 between senior management of the Company and representatives of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Evercore Group, L.L.C. The Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

The Company expects to include the Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will not be in excess of 20% of the high end of the range. The parameters of the narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company. At that time, the Company intends to disclose in its preliminary prospectus the significant factors the board of directors considered to determine the fair value of the ordinary shares.

We are providing this information to the Staff supplementally to facilitate your review process. As previously provided to the Staff in our response letter of August 10, 2015, since January 1, 2014 the Company has granted the following equity awards (adjusted to give effect to the estimated [***]-to-1 stock split):

Grant Date	Options Granted	Exercise Price	Fair Value Per Share
February 26, 2014	[***]	$[***]	$[***]
April 23, 2014	[***]	$[***]	$[***]
August 3, 2014	[***]	$[***]	$[***]
October 22, 2014	[***]	$[***]	$[***]
March 5, 2015	[***]	$[***]	$[***]
April 22, 2015	[***]	$[***]	$[***]

The Company has not granted any other equity awards since April 22, 2015. For a discussion of the significant factors considered in determining the fair value per share for the foregoing grant dates, the Company refers the Staff to the Company’s responses to comments 15 and 16 in our response letter dated August 10, 2015.

The Company believes that the differences between the per share value determined by the valuations performed in March and April 2015 (as previously provided to the Staff in our response letter on August 10, 2015) and the estimated Price Range are primarily the result of the following factors:

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 11, 2015

•	The assumed conversion of 100% of all preferred shares to ordinary shares on the IPO date based on triggering the definition of a “qualified initial public offering” as defined in the Company’s Articles of Association (as described on page F-23 of the Registration Statement).

¡	Please note that at IPO our obligation to pay $454 million to participating preferred shareholders prior to any distribution to ordinary shares will be eliminated.

•	The Company completed a financing round of Series J convertible preferred shares in June 2015 at a price per share of $[***] (adjusted to give effect to the estimated [***]-to-1 stock split). The investors in the round were funds managed by T. Rowe Price, Fidelity and Rock Springs. The Company and its Board believe that the Series J price therefore provides evidence of a freely negotiated, arms-length transaction with knowledgeable buyers.

¡	As described by the Company in comments 15 and 16 in our response letter dated August 10, 2015, the ordinary share valuations at March and April 2015 were less than the Series J share price because of the difference in economic and shareholder rights attached to the Series J shares as compared to our ordinary shares.

•	The Price Range represents a future price for the Company’s ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s ordinary shares as of the March and April 2015 grant dates represented a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly-traded and, even if an IPO is successfully completed, would remain illiquid at least until the expiration of the 180-day lock-up period following the IPO. Accordingly, the Company’s analysis in its valuations for its March and April 2015 grants appropriately applied a discount for lack of marketability of 5% for the IPO scenario in its “Probability-Weighted Expected Return Method” (“PWERM”) model.

•	The Company also notes that the contemporaneous valuation reports prepared for the March and April 2015 grants both contemplated an initial public offering in the fourth quarter of 2015. The March and April 2015 valuation reports estimated that the price per share of the Company’s ordinary shares at the time of such initial public offering would be $[***] and $[***], respectively (each adjusted to give effect to the estimated [***]-to-1 stock split).

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 11, 2015

•	In May 2015, the Company announced that Optune had been added to the National Comprehensive Cancer Network (“NCCN”) Clinical Practice Guidelines in Oncology (“NCCN Guidelines”) for recurrent glioblastoma. The NCCN Guidelines are viewed by many physicians, healthcare payers and investors as establishing the standard of care for oncology treatments.

•	In May 2015, the U.S. Food and Drug Administration (“FDA”) granted the Company priority review status for the Company’s PMA supplement application of Optune in newly diagnosed glioblastoma (“GBM”). This event increased the likelihood that Optune would be FDA-approved for newly diagnosed GBM on an accelerated basis, thereby increasing the market potential for Optune in the near term.

•	In May 2015, the Company announced that it has initiated commercial operations in Japan. Japan represents a significant commercial market for the Company.

•	In June 2015, the lead principal investigator from the EF-14 clinical trial, a clinical trial of the Company’s Optune™ device given in combination with chemotherapy, presented new data from the clinical trial at a conference of the American Society of Clinical Oncology (“ASCO”). The presentation of this data confirmed the earlier interim analysis of the trial results, by presenting data from more patients with longer follow up times. The Company believes that this presentation contributed to a significantly broader audience of physicians being aware of and convinced of the efficacy and safety profile for Optune.

•	In September 2015, the Company announced that it has now made Optune available at more than 200 leading cancer centers across the United States. As of March 31, 2015, Optune was available at approximately 175 U.S. cancer centers, and so the increase achieved by the Company as of September 2015 reflected the success of its commercialization capabilities and increased the likelihood of its ability to achieve future market penetration.

•	In September 2015, the Company presented its initial clinical trial designs for two new phase III trials in lung cancer and brain metastases at the World Conference on Lung Cancer. These presentations represent the Company’s progress toward opening two clinical trials that have the potential to lead to future FDA and other regulatory marketing approvals.

•	The Company received positive feedback during “testing-the-waters” meetings held in July and August 2015. These meetings reinforced the Company’s belief that investors view the Company as having made significant and continued progress through 2015.

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

September 11, 2015

•	The Company notes that market conditions continue to indicate strong investor interest in companies comparable to it. Specifically, the Company notes that it is an oncology company that primarily competes with biotechnology and pharmaceutical companies that develop treatments for cancer. The reference index for comparable companies is NYSE ARCA BIOTECH INDEX (BTK). From March 31, 2015, when the Series J share price was being negotiated with the purchasers, through to September 10, 2015, the BTK index has declined only 1.4% whereas the broader market captured by the S&P 500 Index has declined 5.6%. The market for healthcare IPOs has remained open, with eight offerings in July and August 2015, including a $238 million offering by NantKwest in July 2015. Overall, the Company believes that market conditions and investor sentiment towards biotech and oncology IPOs indicate robust demand for its IPO that would lead to premium from its prior valuations.

In addition, the Company supplementally advises the Staff that of the 26 biotechnology IPOs that priced between January 1, 2015 and September 11, 2015, 10 priced above the preliminary price range indicated in the respective preliminary prospectus, and only 6 priced below the preliminary price range indicated in the respective preliminary prospectus.

Please contact me at (212) 969-3155 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Julie Allen
Julie Allen, Esq. Proskauer Rose LLP

cc:	William Doyle, NovoCure Limited
Asaf Danziger, NovoCure Limited
Reid E. Arstark, Proskauer Rose LLP
Richard D. Truesdell Jr., Davis Polk & Wardwell LLP

[***] Confidential treatment requested pursuant to 17 C.F.R. §200.83.